Form 3
Initial Statement of Beneficial Ownership of Securities


U.S. Securities and Exchange Commission
Washington DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
 Section 17(a) of the Public Utility Holding Company Act of 1935
 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person        Hibon,    Georges
                                                    (Last)   (First)
                                                PO Box 1049
                                                     (Street)
                                                Woodland, CA 95776
                                                   (City)     (State) (Zip)
2.  Date of event requiring Statement 05/31/00

3.  IRS or Social Security Number of Reporting Person (Voluntary)
4.  Issuer Name and Ticker or Trading Symbol   Aphton Corporation   Symbol APHT
5.  Relationship of Reporting Person to Issuer (Check all applicable)
    X Director
6.  If amendment date of original
7.  Individual or Joint/Group filing:  Individual
Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security (Instr. 4)
2.Amount of securities beneficially owned  0
3.Ownership Form:
4.Nature of indirect beneficial ownership

Table II-Derivative Securities Beneficially Owned
(e.g., puts calls,warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 3) Aphton Corporation Warrants 2.Date exercisable: 05/31/00 Expiration: 12/31/2015
3.Title and amount of securities underlying derivative security:
  Aphton Corporation common stock
  Number of Shares:  36,000
4.Conversion or Exercise Price of Derivative Security: $14.75
5.Ownership Form of Derivative Security: Direct (D)or Indirect(I): D 7.Nature of Indirect Beneficial Ownership:

Explanation of Responses:



----------/s/-----------------                  6/9/00
Signature of Reporting Person                     Date
Georges Hibon